blushiftaerospace.com





JANUARY 31, 2021

BLUSHIFT LAUNCHED THE
COMMERCIAL ROCKET POW
A NONTOXIC, CARBON-NEU
BIOFUEL.

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We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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bluShift Aerospace was live.
Published by Restream.io · June 29 ·

bluShift Aerospace - MAREVL 2.0 - Static Fire Test

Share this live stream: https://youtu.be/iXhN7NZlu0c
Join our equity crowdfunding raise: https://wefunder.com/blushiftaerospace
Visit our website: https://www.blushiftaerospace.com
Join us on Discord: https://discord.gg/2dHrjKnxq9

bluShift Aerospace tests their full-scale Modular Adaptable Rocket Engine for Vehicle Launch (MAREVL 2.0), a novel hybrid rocket engine that burns non-toxic, carbon-neutral, bio-derived solid fuel.

The purpose of this test is to achieve ignition and stable flow throughout the engine, and to achieve full power for five seconds. Future tests will feature full-power, full-duration burns of approximately 90 seconds.

Following a series of these static fire tests, MAREVL 2.0 will power the Starless Rogue launch vehicle in suborbital flight in 2023.

#Maine #aerospace #astropreneur #business #cubesat #entrepreneur #invest #newrocket #newspace #rocket #rocketry #sdg #space #spaceteam #teamspace #vc

bluShift Aerospace is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.



---

bluShift Aerospace was live.
Published by Restream.io · Yesterday at 4:46 PM ·

bluShift Aerospace - MAREVL 2.0 - Static Fire Test

Share this live stream: https://youtu.be/iXhN7NZlu0c
Join our equity crowdfunding raise: https://wefunder.com/blushiftaerospace
Visit our website: https://www.blushiftaerospace.com
Join us on Discord: https://discord.gg/2dHrjKnxq9

bluShift Aerospace tests their full-scale Modular Adaptable Rocket Engine for Vehicle Launch (MAREVL 2.0), a novel hybrid rocket engine that burns non-toxic, carbon-neutral, bio-derived solid fuel.

The purpose of this test is to achieve ignition and stable flow throughout the engine, and to achieve full power for five seconds. Future tests will feature full-power, full-duration burns of approximately 90 seconds.

Following a series of these static fire tests, MAREVL 2.0 will power the Starless Rogue launch vehicle in suborbital flight in 2023.

#Maine #aerospace #astropreneur #business #cubesat #entrepreneur #invest #newrocket #newspace #rocket #rocketry #sdg #space #spaceteam #teamspace #vc

bluShift Aerospace is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.



Left browser:
youtube.com/watch?v=ZdVbM1k1mF0&t=2284s

bluShift Aerospace - MAREVL 2.0 - Static Fire Test
1,462 views • Streamed live on Sep 1, 2022

TEST IMMINENT

bluShift Aerospace
1.9K subscribers

Share this live stream: https://youtu.be/ZdVbM1k1mF0
Join our equity crowdfunding raise: https://wefunder.com/blushiftaerospace
Visit our website: https://www.blushiftaerospace.com
Join us on Discord: https://discord.gg/2dHqKrwq9

bluShift Aerospace tests their full-scale Modular Adaptable Rocket Engine for Vehicle Launch (MAREVL 2.0), a novel hybrid rocket engine that burns non-toxic, carbon-neutral, bio-derived solid fuel.

The purpose of this test is to achieve ignition and stable flow throughout the engine, and to achieve full power for ten seconds. Future tests will feature full-power, full-duration burns of approximately 90 seconds.

Following a series of these static fire tests, MAREVL 2.0 will power the Starless Rogue launch vehicle in suborbital flight.

#Maine #aerospace #astropreneur #business #cubesat #entrepreneur #invest #newrocket #newspace #rocket #rocketry #stg #space #spaceteam #aeraspace #vc

https://wefunder.com/blushiftaerospace
bluShift Aerospace is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

SHOW LESS

Right browser:
youtube.com/watch?v=iXhN7NZlu0c

bluShift Aerospace - MAREVL 2.0 - Static Fire Test
1,501 views • Streamed live on Jun 29, 2022

bluShift Aerospace
1.9K subscribers

Share this live stream: https://youtu.be/iXhN7NZlu0c
Join our equity crowdfunding raise: https://wefunder.com/blushiftaerospace
Visit our website: https://www.blushiftaerospace.com
Join us on Discord: https://discord.gg/2dHqKrwq9

bluShift Aerospace tests their full-scale Modular Adaptable Rocket Engine for Vehicle Launch (MAREVL 2.0), a novel hybrid rocket engine that burns non-toxic, carbon-neutral, bio-derived solid fuel.

The purpose of this test is to achieve ignition and stable flow throughout the engine, and to achieve full power for five seconds. Future tests will feature full-power, full-duration burns of approximately 90 seconds.

Following a series of these static fire tests, MAREVL 2.0 will power the Starless Rogue launch vehicle in suborbital flight in 2023.

#Maine #aerospace #astropreneur #business #cubesat #entrepreneur #invest #newrocket #newspace #rocket #rocketry #stg #space #spaceteam #aeraspace #vc

bluShift Aerospace is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

SHOW LESS



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